LICENSE AGREEMENT

THIS AGREEMENT is made and entered into as of the date last entered below (“the Effective Date”), by and between Mark L. Faupel, Ph.D. , an individual having an address of 160 Foalgarth Way, Alpharetta , Georgia  30022 (“DR. FAUPEL”) and Biofield Corp., a Delaware corporation having an office at 1615 Walnut Street, 3rd Floor, Philadelphia, PA 19102 (“BZEC”).

WHEREAS, DR. FAUPEL owns rights in and to technology relating to electrical and ionic methods, apparatus, and devices for the in vivo and in vitro screening and diagnosis of disease states, including the technology described in more detail below.

AND WHEREAS, BZEC desires to obtain the exclusive right to utilize the technology described herein.

NOW THEREFORE, for and in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.                      Definitions

As used herein:

1.1 “Licensed Technology” means any technology pertaining to the utilization of electrical, electropotential, electrical impedance, ionic or otherwise electrically charged organic species for the screening, detection, or diagnosis of disease states in an organism, including but not limited to:

(a) The patent application which describes the invention of utilizing extremely low frequency electromagnetic fields for the screening and diagnosis of disease states in an organism.
(b) All divisionals, continuations, reissues, extensions, and foreign counterparts of the Licensed Intellectual Property.

1.2 “Licensed Territory” means the entire world.

1.3 “Licensed Method” means any method which is claimed in a patent application.

1.4  “Licensed Product(s)” means any product, including devices and disposable components of the device system, which are claimed in a patent application.

1.5 “Affiliate means an entity of which BZEC has at least 20% ownership, or an entity having at least 20% ownership of BZEC.

1.6 “Net Selling Price” of a Licensed Product means the gross selling price to an unrelated purchaser of such Licensed Product from BZEC or and affiliate or sublicensee.

1.7
“Net Sales” of Licensed Products means the sum of the Net Selling Price of each Licensed Product, including devise and disposable components of a Licensed Product system sold by BZEC or an Affiliate or sublicensee to an unrelated purchaser.

1.8 “Agreement” means this Agreement including all Exhibits attached to this Agreement together with any written amendments of any of the foregoing.

2.                      Grant of License

2.1 License.   Subject to the exceptions of paragraph 11.2, DR. FAUPEL hereby grants to BZEC the exclusive right and license to use and exploit the Licensed Technology to make, have made, use, market, lease, and sell Licensed Products and to practice Licensed Methods in the Licensed Territory during the term of this Agreement unless sooner terminated as provided in this Agreement.  The license granted herein with respect to the Licensed Patents listed in paragraph 11.2 is subject to the prior agreement between DR. FAUPEL and Biofield Corp., referred to in paragraph 11.2

2.2   Sublicenses.   BZEC shall be allowed to grant sublicenses under this Agreement.

2.3 Development Information.   Upon execution of this agreement, DR. FAUPEL shall provide BZEC or its nominees with the Licensed Technology and all information relating to the development of the Licensed Technology, including but not limited to blueprints, working drawings, and data and information relating to manufacture of Licensed Products.

3.	Royalties, Payments and Reimbursement

3.1 Timing of Royalty Payments.   Royalties shall be paid quarterly, within thirty (30) days after each calendar quarter ending March 31, June 30, September 30, and December 31 of each year this Agreement is in force.

3.2 Calculation of Royalty Payments.   For a particular calendar quarter, the royalty payment due pursuant to paragraph 3.1 shall be the sum of five (5) percent of the Net Sales of Licensed Products if the Licensed Product is based exclusively on Licensed Technology or three (3) percent of the Net Sales of Licensed Products if the Licensed Product is used in conjunction with technology licensed to BZEC from sources other than DR. FAUPEL.

3.3 Minimum Royalty Payments.   Commencing September 30th, 2008 and subject to the provisions of paragraph 10.4 (b) and Appendix A, BZEC shall be obligated to make minimum royalty payments to DR. FAUPEL as provided in paragraph 3.5.

3.4 Calculation of Minimum Royalty Payments.   In the event the sum of the royalties due pursuant to paragraphs 3.2 and 3.6 for the calendar year commencing Year 1 and each subsequent year does not exceed eighty thousand dollars (US$80,000.00), BZEC shall also pay DR. FAUPEL, at the appropriate time under paragraph 3.2, the difference between the royalties due for such years pursuant to paragraphs 3.2 and 3.6 and eighty thousand dollars (US$80,000.00).  The effect of this provision is to provide DR. FAUPEL a minimum royalty payment of eighty  thousand dollars (US$80,000.00) for each year or twenty thousand dollars (US$20,000) per calendar quarter this agreement is in effect.  The minimum royalty will be adjusted annually using the consumer price index.  The minimum royalty payment under this Agreement for the initial calendar quarter shall be paid in accordance with the payment schedule in Appendix A attached hereto.

3.5 No Multiple Royalties.   No multiple royalties shall be payable because any Licensed Product covered by more than one patent within the Licensed Patents.

3.6  Royalty Cap.  The maximum total royalties paid to DR. FAUPEL will not exceed five million dollars (US$5,000,000).

3.7. Royalties Paid by Sublicenses for Licensed Technology.   If BZEC sublicenses Licensed Technology pursuant to paragraph 2.2, for sales under such sublicense of Licensed Products which are not manufactured by or for BZEC or an Affiliate, BZEC shall pay to DR. FAUPEL, at the appropriate time under paragraph 3.2, fifty (50) percent of the royalties actually received by BZEC from the sublicensee rather than any royalties calculated under paragraph 3.2.

4.                      Improvements in Licensed Technology

4.1 Notification of Improvements.   DR. FAUPEL shall promptly inform BZEC of any improvements to the Licensed Technology developed or acquired by DR. FAUPEL during the term of this Agreement.

5.                      Records

5.1 Records of Sales.   BZEC shall at all times during the term of this agreement keep at its principal place of business true and accurate records of all sales subject to Section 3 of this Agreement in such form and manner that royalties to DR. FAUPEL may be readily and accurately determined.

5.2 Inspection.   Once annually, an independent certified public accountant, acceptable to BZEC shall have the right, at DR. FAUPEL’s expense, during normal business hours and after providing at least five business days’ notice, during the period of this Agreement to examine those records of BZEC which may reasonably be needed for the purpose of verifying the amounts owed to DR. FAUPEL hereunder and the accuracy of the reports furnished by BZEC under Section 6 of this Agreement.  Such certified public accountant shall maintain the confidentiality of all confidential information obtained by it from examination of BZEC’s records and shall use such information only for the purposes of this Agreement.

6.                      Reports

6.1 Quarterly Reports.   When making each royalty payment pursuant to Section 3, BZEC shall prepare and deliver to DR. FAUPEL a true and accurate report, giving such particulars of the business conducted by BZEC and its sublicensees during the preceding calendar quarter as is required to calculate the royalties due DR. FAUPEL hereunder.  If no payment is due for a particular calendar quarter, BZEC shall so report.

7.	Patent Maintenance

7.1 Responsibility.   BZEC shall be responsible for the payment of all fees, costs and expenses paid or incurred connected with filing patent applications, research of prior art, legal opinions, maintenance fees or annuities to maintain the Licensed Intellectual Property licensed to BZEC during the term of this Agreement.  DR. FAUPEL shall cooperate as reasonably requested by BZEC in any such filings and prosecutions, such cooperation to include executing or supplying without additional compensation all papers and other instruments, information, or testimony deemed appropriate by BZEC for such filings and prosecutions.

7.2 Notification.   BZEC shall, within fourteen (14) days of the event, advise DR. FAUPEL of the filing of any patent application under paragraph 7.1 and, as appropriate, advise DR. FAUPEL of the prosecution of such application and maintenance of any patent issuing thereon.

7.3 Inventions Made by BZEC.   Inventions made by BZEC relating to the subject matter of the Licensed Technology, and any patents based thereon, shall belong to BZEC.

8.	Patent Infringement

8.1 Notice of Infringement.   BZEC and DR. FAUPEL shall take all reasonable steps to protect the Licensed Patents in all parts of the Licensed Territory, and each of DR. FAUPEL and BZEC shall give prompt notice to the other of any infringement or threatened or suspected infringement thereof  that shall at any time come to his or its knowledge together with such detailed information as shall from time to time be available to such party relating to such infringement or threatened or suspected infringement.

8.2 Defense.   In the event that a declaratory judgment action, cancellation, opposition or similar proceeding alleging invalibility, unenforceability, or noninfringement of any of the Licensed Patents shall be brought by a third party against DR. FAUPEL involving the Licensed Patents, BZEC shall assume the responsibility of defending or settling such action or proceeding.

8.3 Infringement Suits.   BZEC shall be responsible for instituting legal action against infringers of the Licensed Patents, if it is of the opinion that such infringement will seriously affect its business.  The decision to institute or settle legal action will be solely that of BZEC.  If DR. FAUPEL disagrees with BZEC’s decision not to institute legal action against infringers, DR. FAUPEL shall have the option to institute legal action for patent infringement at his own expense and the right to retain all damages (including attorneys’ fees) obtained as a result of such legal action.  If BZEC chooses to institute legal action against infringers, it shall be entitled to deduct its costs relating to each such legal action from any damages (including attorneys’ fees) obtained as a result of the action.  Should any moneys then remain of the damages, BZEC shall retain seventy-five (75) percent of such remaining monies and shall pay to DR. FAUPEL the other twenty-five (25) percent of such remaining moneys.

8.4   Cooperation.   In any suit either party may commence or defend against a third party pursuant to its rights under this Agreement in order to enforce or defend the validity or enforceability of the Licensed Patents, the other party shall, at the request and expense of the party initiating or defending such suit, cooperate in all respects and, to the extent possible, have its or his employees testify when requested and make available relevant records, papers, information, samples, specimens and the like.

9.	Confidentiality

9.1   Agreement Terms

       (a)    During the term of this Agreement and for five (5) years thereafter, BZEC shall not divulge to any third party (excluding its employees, counsel, Affiliates, and sublicensees) any written information provided by DR. FAUPEL pursuant to paragraph 2.3 and prominently marked “CONFIDENTIAL” when so provided; provided, however, that BZEC shall not be obligated to maintain as confidential any information now or hereafter in the public domain through no fault of BZEC, any information in BZEC’s  possession prior to January 1, 1998 or any information ordered to be divulged by a court of competent jurisdiction.

(b)  During the term of this Agreement and for five (5) years thereafter, DR. FAUPEL shall not divulge to any third party any written information provided by BZEC and prominently marked “CONFIDENTIAL” when so provided; provided, however, that DR. FAUPEL shall not be obligated to maintain as confidential any information now or hereafter in the public domain through no fault of DR. FAUPEL or any information ordered to be divulged by a court of competent jurisdiction.

10.	Term and Termination

10.1   Duration.   The term of this Agreement shall commence upon the Effective Date and, unless sooner terminated as otherwise provided in this Agreement, shall continue for ten (10) years or until all patents for Licensed Technology licensed to BZEC under this Agreement have expired, whichever is later.

10.2   Termination of Exclusivity or Agreement.

(a) If BZEC defaults in any payment or in rendering any report to DR. FAUPEL required by this Agreement and remains in default for thirty (30) days after receiving written notice from DR. FAUPEL pursuant to paragraph 12.4, DR. FAUPEL may convert the exclusive license granted in paragraph 2.1 to a nonexclusive license and reduce by twenty-five (25) percent all annual minimum royalties to be paid pursuant to paragraphs 3.4 and 3.5 and all annual maintenance fees to be paid pursuant to paragraph 3.1, without prejudice to moneys previously due to DR. FAUPEL.

(b)   If BZEC defaults in performing any other material obligation under this Agreement and remains in default for sixty (60) days after receiving written notice from DR. FAUPEL pursuant to paragraph 12.4, or if BZEC is adjudicated bankrupt or insolvent, or if BZEC enters into a composition with its creditors, or if a receiver is appointed for any portion of BZEC’s assets, then DR. FAUPEL may terminate this Agreement upon giving written notice to BZEC at least thirty (30) days prior to the effective date of the termination.

(c) If during the year following the Effective Date BZEC fails to make reasonable effort to commercialize or sublicense the Licensed Technology or Licensed Products, then DR. FAUPEL may, upon thirty (30) days written notice to BZEC, terminate this Agreement, without prejudice to moneys previously due to DR. FAUPEL.  For purposes of this provision, BZEC’s expenditure of three hundred thousand dollars (US$300,000.00) in attempting to commercialize or sublicense the Licensed Technology or Licensed Products during this period is per se reasonable effort.

10.3   Termination by BZEC.   BZEC may terminate this Agreement at any time by giving DR. FAUPEL thirty (30) days’ prior written notice of BZEC’s election to terminate.  Alternatively, upon thirty (30) days’ prior written notice, BZEC may convert the exclusive license granted in paragraph 2.1 to a non-exclusive license and reduce by twenty-five (25) percent all annual minimum royalties to be paid pursuant to paragraphs 3.3 and 3.4 without prejudice to moneys previously due to DR. FAUPEL.

10.4   Events Following Termination.   If this Agreement is terminated by DR. FAUPEL under paragraph 10.2 or by BZEC under paragraph 10.3, then,

(a) All rights and obligations in relation to the Licensed Technology and improvements thereto made solely by and/or assigned solely to DR. FAUPEL shall revert to DR. FAUPEL and may be exploited  by DR. FAUPEL as his unencumbered beneficially owned property.

(b) The provisions of Section 3 pertaining to the payment of royalties shall continue to bind the parties until all royalties payable under this Agreement are paid; provided, however, that no minimum royalty under paragraph 3.1 shall be due to DR. FAUPEL or any year commencing on or after the anniversary of the Effective Date of this Agreement most immediately following the date of termination.

(c) The termination of this Agreement shall not affect any right of action which may have accrued to either party in respect of any breach prior to the date of such termination.

11.0                      Warranties

11.1 DR. FAUPEL’s Warranties.    DR. FAUPEL hereby makes the following representations and warranties to BZEC, which representations and warranties are true and correct on the date hereof:

(a) Except as expressly set forth to the contrary in paragraph 11.2 of this Agreement, DR. FAUPEL is the sole inventor of the Intellectual Property covered by this Agreement;

(b) DR. FAUPEL has the right to grant and the rights to license granted in this Agreement and has executed no agreement in conflict herewith;

(c) DR. FAUPEL has not filed, caused to be filed, or participated in filing any applications for patent, nor has he obtained in his name, or caused to be obtained in the name of another, any patent based on or covering the Licensed Technology;

(d) There are no claims (relating to patent infringement or any other matters), actions, suits, agreements, proceedings, arbitrations, or investigations existing or pending or, to the best of DR. FAUPEL’s knowledge, threatened against DR. FAUPEL or others which if adversely determined would adversely affect the Licensed Technology (or the patentability thereof) or DR. FAUPEL’s ability to enter into or carry out this Agreement or license Licensed Technology.

11.2   Licensed Patents Subject to Other Agreement.   Inventions which are subject to DR. FAUPEL’s previous employment agreement with Biofield Corp. are not the property of DR. FAUPEL and are not included in the Licensed Technology.

12.                      Miscellaneous and General

12.1   Patent Marking.   BZEC agrees to mark the Licensed Products sold in the United States with all applicable United States patent numbers.  All Licensed Products shipped to or sold in other countries shall be to the extent practical marked in such manner as to conform with the patent laws and practice of the country of sale.

12.2   Interpretation.   The parties are equally responsible for the preparation of this Agreement, and in any judicial proceeding the terms hereof shall not be more strictly construed against one party than the other.

12.3   Resolution of Disputes.  In the event the parties have a dispute or claim of any kind arising under this Agreement that they are unable to resolve through direct communications, such dispute shall be resolved through arbitration pursuant to the rules of the American Arbitration Association; provided, however, that (1) the Federal Rules of Evidence shall apply during any such arbitration, (2) any discovery permitted during such arbitration shall be completed within ninety (90) days of commencement of such arbitration, (3) such arbitration shall be held in Atlanta, GA if either party asserts a claim against the other.

12.4   Notices.   All notices, statements and reports required or contemplated  herein by one party to the other shall be in writing and shall be deemed to have been given upon delivery in person or upon the expiration of seven (7) days after deposit in a lawful mail depository, registered or certified mail postage prepaid, and addressed as follows:

If to BZEC:

Biofield Corp.
1615 Walnut Street, 3rd Floor
Philadelphia, PA 19102
ATTN: CEO
Facsimile: 215-972-6988
E-mail: info@biofield.com

With a copy to:

Stephen W.W. Ching, Jr., Esquire
Obermayer Rebmann Maxwell & Hippel LLP
One Penn Center, 19th Floor
1617 John F. Kennedy Boulevard
Philadelphia, PA 19103-1895
Facsimile: 267-675-4743
E-mail: Stephen.ching@obermayer.com

If to DR. FAUPEL:

Mark L. Faupel, Ph.D.
 160 Foalgarth Way
Alpharetta, GA   30022
Facsimile:    770-441-1917
Email: mfaupel@comcast.net

Either party hereto may change the address to which notices to such party are to be sent by giving notice to the other party at the address and in the manner provided above.  Any notice herein required or permitted to be given may be given, in addition to the manner set forth above, by telex, facsimile or cable, provided that the party giving such notice obtains acknowledgement by telex, facsimile or cable that such notice has been received by the party to be notified.  Notice made in this manner shall be deemed to have been given when such acknowledgement has been transmitted.

12.6   Assignments and Inurement.   Except to the extent otherwise herein provided, neither party shall grant, transfer, convey, sublicense or otherwise assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other, which consent shall not be unreasonably withheld, except in connection with the reorganization or sale of substantially all of the assets of the party’s business or as otherwise explicitly permitted in this Agreement, and any attempt to do so shall be of no effect.  This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

12.7   Entire Agreement.   This Agreement constitutes the entire Agreement among DR. FAUPEL and BZEC with respect to the subject matter hereof and shall not be modified, amended or terminated except as herein provided or except by another agreement in writing executed by the parties hereto.

12.8   Headings.   The section and paragraph headings are for convenience and are not a part of this Agreement.

12.9   Severability.  All rights and restrictions contained herein may be exercised and shall be applicable and binding only to the extent that they do not violate any applicable laws  and are intended to be limited to the extent necessary so that they will not render this Agreement illegal, invalid or unenforceable.  If any provision or portion of any provision of this Agreement not essential to the commercial purpose of this Agreement shall be held to be illegal, invalid or unenforceable by a court of competent jurisdiction, it is the intention of the parties that the remaining provisions or portions thereof shall constitute their agreement with respect to the subject matter hereof, and all such remaining provisions or portions thereof shall remain in full force and effect.  To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement shall be replaced by a valid provision which will implement the commercial purpose of the illegal, invalid or unenforceable provision. In the event that any provision essential to the commercial purpose of this Agreement is held to be illegal, invalid or unenforceable and cannot be replaced by a valid provision which will implement the commercial purpose of this Agreement, this Agreement and rights granted herein shall terminate.

12.10   Choice of Law.   This Agreement is acknowledged to have been made in and shall be construed in accordance with the laws of the State of Georgia, United States of America; provided that all questions concerning the construction or effect of Licensed Patents shall be decided in accordance with the laws of the country in which the particular patent application concerned has been filed or granted, as the case may be.

12.11   Indemnification.   BZEC shall indemnify, hold harmless and defend (including paying reasonable attorneys’ fees) DR. FAUPEL from and against any and all losses, including but not limited to, injury to persons, property, and the environment, caused by the Licensed Products or arising out of the manufacture, use, sale, promotion, or possession of the Licensed Products or any intermediate activity thereof or by the performance of any activities by BZEC as a result of this Agreement, except where caused by the fraudulent actions or omissions of DR. FAUPEL.

12.12   Use of Names.  BZEC shall not use DR. FAUPEL’s  name, or the name of any entity affiliated with DR. FAUPEL, in any advertisement or sales material unless it obtains the prior written consent  of such person  or entity proposed to be named.

IN WITNESS WHEREOF, DR. FAUPEL has executed this Agreement and BZEC has caused this Agreement to be executed by duly authorized representative as of the day and year first above written.

MARK L. FAUPEL, PH.D.

Date: August 21, 2008	By:

Date: August 21, 2008		BIOFIELD CORP.

By:
Michael J. Antonoplos, CEO

By:
James MacKay, Director

APPENDIX A
TO
LICENSE AGREEMENT BETWEEN MARK L. FAUPEL, PH.D.  AND BIOFIELD CORP.

A-1.           The minimum royalty payment under this Agreement for the initial calendar quarter only shall be paid to DR. FAUPEL as follows:

(a).           $10,000 by August 30, 2008; and
(b).           $10,000 by September 30, 2008, or when funds are received by BZEC by a third party for the express purpose of making this portion of the minimum royalty payment, whichever occurs first.

 A-2.        DR. FAUPEL agrees to extend reasonable efforts to answer inquiries from any funder of BZEC or its representatives, counsel or consultant regarding the provisional and final patent application which DR. FAUPEL shall prepare for BZEC in accordance with this Agreement.  In the event that DR. FAUPEL reasonably believes that by September 15, 2008 or other date mutually agreed by the Parties, BZEC has not sufficiently and reasonably advanced efforts to fund the payments required under this Agreement or to fund the efforts needed for BZEC to set the foundation required to commercialize any product resulting from the intellectual property related to this Agreement, DR. FAUPEL shall invoice Biofield and Biofield shall pay DR. FAUPEL at the rate of $200.00 per hour for the time and effort he works relative to this Agreement.